OPENAXIS

DATA STORYTELLING PLATFORM

PROBLEM

TELLING STORIES WITH DATA IS HARD



BECAUSE THE PROCESS IS COMPLICATED AND TIME CONSUMING


BUY EXCEL
BUY BI TOOL
HOURS OF BI TOOL TRAINING
STUDY LEARN TO CODE
GOOGLE SEARCH SILOED DATA
NAVIGATE CLUNKY GOVERNMENT & PRIVATE DATABASES
DOWNLOAD LOTS OF EXCEL & CSV FILES
VLOOKUPS TO COMBINE DATASETS OR R, PYTHON, SQL
MANUALLY REVIEW DATA
CLEAN & REPLACE (NULL) VALUES
PIVOT TABLES TO AGGREGATE DATA
COLLABORATE OVER EMAIL .V7_FINAL
READ DATA INTO EXCEL
SELECT COLUMNS AND CHART TYPES, THEN FILTER AND FORMAT
SELECT FONTS FOR LABELS, DRAGGING THEM
SELECT COLORS, ADJUST GRID LINES
CREATE UGLY 20TH CENTURY CHART
DOES THE CHART TELL THE STORY YOU WANT? NO? START OVER.
SCREENSHOT CHART
PASTE IN PAINT TO CROP/RESIZE AND ANNOTATE
SAVE CHART IMAGE & UPLOAD
MAYBE CITE SOURCE, NO INTERACTIVITY OR ACCESS TO UNDERLYING DATA
PRE-REQS
DATA ACQUISITION
DATA PROCESSING
DATA VISUALIZATION
SHARING
TIME

OPENAXIS IS THE SOLUTION TO SIMPLIFY & DEMOCRATIZE THE DATA STORYTELLING PROCESS


BUY EXCEL
BUY BI TOOL
HOURS OF BI TOOL TRAINING
STUDY LEARN TO CODE
GOOGLE SEARCH SILOED DATA
NAVIGATE CLUNKY GOVERNMENT & PRIVATE DATABASES
DOWNLOAD LOTS OF EXCEL & CSV FILES
VLOOKUPS TO COMBINE DATASETS OR R, PYTHON, SQL
MANUALLY REVIEW DATA
CLEAN & REPLACE (NULL) VALUES
PIVOT TABLES TO AGGREGATE DATA
COLLABORATE OVER EMAIL .V7_FINAL
READ DATA INTO EXCEL
SELECT COLUMNS AND CHART TYPES, THEN FILTER AND FORMAT
SELECT FONTS FOR LABELS, DRAGGING THEM
SELECT COLORS, ADJUST GRID LINES
CREATE UGLY 20TH CENTURY CHART
DOES THE CHART TELL THE STORY YOU WANT? NO? START OVER.
SCREENSHOT CHART
PASTE IN PAINT TO CROP/RESIZE AND ANNOTATE
SAVE CHART IMAGE & UPLOAD
MAYBE CITE SOURCE, NO INTERACTIVITY OR ACCESS TO UNDERLYING DATA
PRE-REQS
DATA ACQUISITION
DATA PROCESSING
DATA VISUALIZATION
SHARING

UPLOAD OR SELECT DATASETS IN A CLICK

BROWSE CHARTS AND BUILD UPON THEM - OR USE THE GUIDED CREATOR IN A CLICK

CLICK TO SHARE, LINKED BACK TO YOUR DATA ROOM FOR COLLABORATION

OPENAXIS

*A PLATFORM TO EASILY **SHARE, VISUALIZE,** AND **COLLABORATE** WITH DATA TO TELL STORIES*

DATA-DRIVEN DECISION MAKING HAS LED TO A BOOM ACROSS SEVERAL MARKETS


BUY EXCEL
BUY BI TOOL
HOURS OF BI TOOL TRAINING
STUDY LEARN TO CODE
GOOGLE SEARCH SILOED DATA
NAVIGATE CLUNKY GOVERNMENT & PRIVATE DATABASES
DOWNLOAD LOTS OF EXCEL & CSV FILES
VLOOKUPS TO COMBINE DATASETS OR R, PYTHON, SQL
MANUALLY REVIEW DATA
CLEAN & REPLACE (NULL) VALUES
PIVOT TABLES TO AGGREGATE DATA
COLLABORATE OVER EMAIL .V7_FINAL
READ DATA INTO EXCEL
SELECT COLUMNS AND CHART TYPES, THEN FILTER AND FORMAT
SELECT FONTS FOR LABELS, DRAGGING THEM
SELECT COLORS, ADJUST GRID LINES
CREATE UGLY 20TH CENTURY CHART
DOES THE CHART TELL THE STORY YOU WANT? NO? START OVER.
SCREENSHOT CHART
PASTE IN PAINT TO CROP/RESIZE AND ANNOTATE
SAVE CHART IMAGE & UPLOAD
MAYBE CITE SOURCE, NO INTERACTIVITY OR ACCESS TO UNDERLYING DATA
PRE-REQS
DATA ACQUISITION
DATA PROCESSING
DATA VISUALIZATION
SHARING

$24 BILLION+
MARKET RESEARCH

$23 BILLION+
BUSINESS INTELLIGENCE

$9 BILLION+
DATA VISUALIZATION

$32 BILLION+
DATA-DRIVEN CONTENT MARKETING

WE'RE UNDERGOING A DATA REVOLUTION YET ARE UNEQUIPPED TO HANDLE IT

SPREADSHEET USERS

900M

750M EXCEL USERS
150M GOOGLE SHEETS USERS

DATA

2.5
QUINTILLION BYTES

GENERATED PER DAY

1% OF 1% IS HUMANLY READABLE & VALUABLE YET SILOED

ZEITGEIST

2020

REVEALED A POOR LEVEL OF DATA LITERACY AND TRANSPARENCY IN SOCIETY & THE WORKPLACE BUT ALSO THE POTENTIAL OF DATA COLLABORATION TO SOLVE PROBLEMS & FIGHT MISINFORMATION

BECAUSE EXISTING TOOLS ARE FOR PROS & ONLY TRY TO SOLVE ONE PART OF THE PROCESS

* $2.6B ACQUISITION, GOOGLE
** $7.5B ACQUISITION, MICROSOFT
***$15.7B ACQUISITION, SALESFORCE


DATA SHARING/ DYNAMIC DATA
OPENΔXIS
GITHUB**
OBSERVABLE
LOOKER*
TABLEAU***
GOOGLE SHEETS
EXCEL
HARD TO VISUALIZE DATA
EASY TO VISUALIZE DATA
VIZHUB
FLOURISH
DATAWRAPPER
D3
OUR WORLD IN DATA
PHOTOSHOP
STATISTA
ILLUSTRATOR
INDESIGN
STATIC, SILOED DATA

WE KNOW THIS BECAUSE WE HAVE BEEN DATA STORYTELLERS FOR A LONG TIME



ALEX DAMIANOU
CEO

POLITICAL ECONOMIST
FORMER NATIONAL POLICY DIRECTOR FOR ANDREW YANG'S 2020 PRESIDENTIAL CAMPAIGN

UNITED NATIONS · Yang2020 · McGill University



PATRICK RUSSO
CTO

DATA SCIENTIST
MACHINE LEARNING ENGINEER
FULL STACK DEVELOPER

via · Federal Reserve Bank of New York · Connecticut College



ANDREW CHUNG
CPO

PRODUCT DEVELOPER
DESIGNER
FORMER MANAGEMENT CONSULTANT

Microsoft · Monitor Deloitte · Harvard University · Stanford Business

SO WE BUILT OPENAXIS TO SIMPLIFY AND DEMOCRATIZE THE DATA STORYTELLING PROCESS


OPENAXIS
Data Search
SEARCH
Public Datasets
Crowdfunding by Dollars
Rolling Funds Launching
All Funding Sources
Angel Investment Success Rates
US VC Female Founders Funding
US Female Founders by Stage
International Funding for
Funding of Movies
Style
Shape
Rolling Funds Launching April 2021 on Angel List
Number of Funds
Crowdfunding Capital Going to Underestimated Founders
Crowdfunding - Women
Crowdfunding - Minorities
Percent of Crowdfunding Capital (%)
Source: Crunchbase; Crunchbase Diversity Spotlight 2020; Pitchbook US VC Female Founders Dashboard; Author's calculations
EDIT CHART
SHARE LINK
DOWNLOAD DATA
lolitataub
@lolitataub
Underestimated founders: I got together with @OpenAxisHQ (@techstars'21) and did some analysis of where our community is getting its funding.
Minority founder funding highlights
Angel $s are growing
VC $s are small + flat
Crowdfunding $s are skyrocketing
/1
Capital by Investment Type For Underestimated Founders
Jennifer Neundorfer @jkk · Mar 19
Replying to @lolitataub @OpenAxisHQ and @techstars
Love this data. Do not love that angel investments into female founders have fallen off a cliff, but it proves the opportunity for other types of funds and investors that can fill that gap.
Kathleen Minogue @kathleenminogue · Mar 22
Much appreciated! We'll be citing this data in our grant writing to fund crowdfunding education and training for women and minority founders.

SHARE → VISUALIZE → COLLABORATE

[WATCH THE 3-MINUTE TECHSTARS DEMO DAY VIDEO]

OPENAXIS UNLOCKS THE MAINSTREAM USER AND EXPANDS THE MARKET BEYOND THE PROS

PROS		EVERYONE ELSE
PHOTOSHOP *DESIGN*	→	CANVA*
EXCEL, TABLEAU, D3 *DATA VISUALIZATION*	→	OPENAXIS

* $15B VALUATION, 04/2021

WHICH INCLUDES SIMPLIFYING DATA COLLABORATION, AS PART OF THE PROCESS

VERTICAL		COLLABORATION TOOL
DOCUMENTS	→	GOOGLE SHEETS
DESIGN	→	FIGMA*
CODE	→	GITHUB
DATA	→	OPENΔXIS

* $2.05B VALUATION, 04/2020

UNDER A FREEMIUM SUBSCRIPTION SAAS MODEL

FREE

$0

PUBLIC DATASETS

VISUALIZATIONS

PAID

$10/MONTH

PRIVATE DATASETS

VISUALIZATIONS

CUSTOMIZATION

COLLABORATION TOOLS

ENTERPRISE

$15/MONTH

PRIVATE DATASETS

VISUALIZATIONS

CUSTOMIZATION

COLLABORATION TOOLS

TEAM FEATURES

TAM = 108B
750M EXCEL + 150M GOOGLE SHEETS USERS X $120 ARR
BENCHMARKS
TABLEAU = 1.4M PAID USERS X $840 ARR = $1.2B ARR ($15.7B EXIT TO SALESFORCE)
CANVA = 1.5M PAID USERS X $334 ARR = $500M ARR ($15B VALUATION, 55M TOTAL USERS)

WRITERS SERVE AS A CASH FLOW POSITIVE MARKETING CHANNEL, DRIVING ADOPTION INTO THE ENTERPRISE BOTTOM-UP

SIGN UPS

CHART IMPRESSIONS DRIVE TRAFFIC AND SIGNUPS TO ENGAGE DATASETS AND CREATE VISUALIZATIONS

SHARE

POST OR EMBED CHART IN NEWSLETTER OR SOCIAL MEDIA WITH OPENAXIS LOGO AND BACK LINK TO THEIR DATA ROOM


WRITERS,
NEWSLETTERS

NETWORK EFFECTS

READERS SEARCH FOR CONTENT OR RESEARCH ON THE PLATFORM, DEVELOP THEIR OWN

FEEDBACK LOOPS

READERS ON THE VARIOUS PLATFORMS

USER GENERATED CONTENT

READERS WHO DIG INTO DATA AND CHART, CREATING AND REMIXING ON THE PLATFORM


lolitataub
@lolitataub
💰 Underestimated founders: I got together with @OpenAxisHQ (@techstars'21) and did some analysis of where our community is getting its funding.
Minority founder funding highlights
👼 Angel $s are growing
🙄 VC $s are small + flat
📈 Crowdfunding $s are skyrocketing
/1
Capital by Investment Type For Underestimated Founders
OPENAXIS
Angel - Women
Percent of Capital By Investment Type (%)
26
24
22
20
18
16
14
12
10
8
6
4
2
0
2015
12:18 AM
Jennifer Neundorfer @jkk · Mar 19
Replying to @lolitataub @OpenAxisHQ and @techstars
Love this data. Do not love that angel investments into female founders have fallen off a cliff, but it proves the opportunity for other types of funds and investors that can fill that gap.
Kathleen Minogue @kathleenminogue · Mar 22
Much appreciated! We'll be citing this data in our grant writing to fund crowdfunding education and training for women and minority founders.

BOTTOM-UP SAAS PATH


PROS
ENTERPRISE EXPANSION
ENTERPRISE ADOPTION
OPENΔXIS
CONTRACTORS, SMALL BUSINESSES - PAID
“NON-PROFESSIONAL” CONSUMERS - FREE & PAID
“NON-PROFESSIONAL” CONSUMERS - FREE

ANALYTICS PROFESSIONALS REQUIRING COMPLEX VISUALIZATION TOOLS

PRIVATE AND PUBLIC SECTOR ADOPTION
- INTERNAL: DATA VISUALIZATION AND COLLABORATION PLATFORM
- EXTERNAL: CONTENT MARKETING AND DISTRIBUTION CHANNEL

“NON-PRO” DEPARTMENT ADOPTION
- MARKETING, COMMUNICATIONS, OPERATIONS, FINANCE, EXECUTIVES

MEDIA COMPANIES, ANALYSTS, CONSULTANTS, PUBLISHERS, ADVOCACY ORGANIZATIONS, RESEARCH

WRITERS, JOURNALISTS, & NEWSLETTERS SERVE AS A CASH FLOW POSITIVE MARKETING CHANNEL

WE'RE BUILDING OUR BETA AND A FUTURE WHERE USERS CAN TELL STORIES WITH DATA ON AN INDIVIDUAL, COLLECTIVE, & PROFESSIONAL LEVEL

BETA WAITLIST

54%

OF THE TOP WRITERS ON SUBSTACK AMONG HUNDREDS OF SIGNUPS

"I'M DEFINITELY INTERESTED"
- MATT YGLESIAS, CO-FOUNDER OF VOX MEDIA AND TOP 10 SUBSTACK *SLOW BORING*

"THIS LOOKS PRETTY GREAT"
- JUDD LEGUM, TOP 10 SUBSTACK *POPULAR INFORMATION*

ENTERPRISE LETTERS OF INTENT + QUALIFIED LEADS

3 + 16

ACROSS DIFFERENT INDUSTRIES IN PRIVATE AND PUBLIC SECTORS

"I LOVE IT. NOW EVERYONE ON MY TEAM CAN PROVIDE INPUT & MAKE DATA-DRIVEN DECISIONS"
- JOSH STURGEON, CEO, EMBERTRIBE

"GREAT DEMO. WE'RE INTERESTED IN PILOTING FOR OUR AXIOSHQ COMMUNICATIONS PLATFORM"
- MARCUS MORETTI, PRODUCT DIRECTOR, AXIOS

AFTER COMPLETING THE TECHSTARS ANYWHERE ACCELERATOR, WE'RE RAISING A PRE-SEED ROUND TO MEET OUR MILESTONES AND GO FASTER

5-YEAR OUTLOOK

FREE

$0

11M USERS

750M EXCEL USERS
150M GOOGLE SHEETS USERS

55M CANVA USERS

PAID

$7M ARR

58K USERS
$10/MONTH

1.5M PAID CANVA USERS ($500M ARR @ $15B VALUATION)

ENTERPRISE

$124M ARR

693K USERS
$15/MONTH

~1.4M PAID TABLEAU USERS ($1.2B ARR, $70/MONTH)

*This slide contains forward-looking projections that are not guaranteed.

SO JOIN THE MOVEMENT AS OPENAXIS BUILDS:

A COMMUNITY OF DATA EXPLORERS AND STORYTELLERS

A CULTURE OF DATA TRANSPARENCY AND LITERACY

A FUTURE WHERE INSTEAD OF ASKING “WHERE IS THE DATA?” YOU SAY “SHOW ME THE OPENAXIS”

THANK YOU.

OPENAXIS.COM